Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

March 4, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –03/04/03, attached hereto.

March 4, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: March 4, 2003

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

Forbes Medi-Tech Announces Pharmavite Contract Extension

Vancouver, British Columbia – March 4, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has extended its supply and licensing contract for up to three years with Pharmavite LLC for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite’s leading dietary supplements, Nature Madeâ Cholest-OffTM.

“Pharmavite is a key partner in our co-branding strategy for Reducol™”, said Jeff Motley, VP Commercial Operations at Forbes. “This contract emphasizes the successful partnership with Pharmavite and ensures the continued incorporation of Reducol™ into Cholest-OffTM, marketed under Pharmavite’s banner name, Nature Made®”, said Motley. The contract calls for an undisclosed amount of Reducol™ to be purchased each year to maintain Pharmavite’s exclusive rights to the mass-market distribution channel in the US.

“This agreement represents Pharmavite’s strong commitment to the cholesterol-lowering dietary supplement market”, said Jim Lundeen, Vice President at Pharmavite. “We are looking forward to growing sales and furthering the development of Cholest-Off™ with Forbes as our partner”, added Lundeen.

To support the continued growth of its products, Pharmavite recently launched its 2003 media campaign to advertise its suite of dietary supplements, including Nature Made Cholest-Off™. The extensive media schedule planned for 2003 includes both newspaper and magazine advertising. Ads featuring Cholest-Off™ will be placed in the Los Angeles Times, Chicago Tribune, San Francisco Chronicle and Boston Globe. The year long newspaper campaign will circulate over 41.9 million copies. Magazine advertising in publications such as Prevention®, The Oprah Magazine and More® will generate over 8.4 million issues featuring the dietary supplement. “Pharmavite is looking to capture strong growth in the burgeoning heart health market with this campaign”, said Genevieve Beauvais, Senior Product Manager, New Products, Pharmavite.

Cholest-Off™ is available in 60-count caplets for a suggested retail price of US$8.99 with each Cholest-Off™ caplet containing 0.45 grams of Reducol™.  The recommended daily dose of Cholest-Off™ is two caplets twice per day (1.8 grams) taken with a low-fat meal.

About Pharmavite LLC

Founded in 1971, Northridge, California-based Pharmavite LLC manufactures and distributes Nature Made® vitamins and minerals, SAM-e, Nature’s Resource® herbal products and other science-based supplements designed to promote health.  Pharmavite’s manufacturing facilities have been inspected and found to be in compliance with United States Pharmacopeia’s Good Manufacturing Practices, the industry’s most stringent standards.  Pharmavite is also the first participant in the United States Pharmacopeia’s Dietary Supplement Verification Program (DSVP).  DSVP is designed to build consumer confidence in dietary supplements and helps assure a product's quality, purity and composition through a rigorous inspection process. Nature Made® and Nature’s Resource® brands are sold through mass merchant, drug, club and grocery store chains including Costco, Walgreens, Kmart, CVS and Rite Aid.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

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For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning anticipated developments in the Company’s business, which statements can be identified by the use of forward-looking terminology such as “extended”, “up to”, “continued”, “to be”, “forward”, “furthering”, “development”,  “planned”, “will be”, “will circulate”, “will generate”, “promote” and “looking” or the negative thereof or any other variations thereon or comparable terminology referring to future events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for performance of buyers of products; uncertainties as to volume and timing of sales under existing and future contracts; the ability to fulfill the planned media schedule; the risk of technical obsolescence; the need for regulatory approval, which may be withdrawn or not be obtained in a timely matter or at all; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; the ability of buyers to fulfill health claims of their products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.    Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  The Company does not assume any obligation to update any statement contained in this News Release.